**Jay Kemmerer**

**Subject:** FW: Penn Street Fidelity Bond Info (2008/2009)

## Penn Street Board Minute Amendment

Covering Penn Street Fidelity Bond

The Penn Street Board Minutes for June 10th, 2008 and April 17th, 2009 have been amended to reflect the approval of the Fidelity Bond FBO the Penn Street Fund, Inc. The coverage summaries have been enclosed with this amendment to the regular board minutes.

Jay R. Kemmerer
President & CEO
Penn Street Fund, Inc.

FRANK CRYSTAL & COMPANY

Frank Crystal & Co., Inc
Financial Square
32 Old Slip
New York, NY 10005

DIRECT 212-504-5855
FAX 212-504-1869
800 221-5830
piccianoa@fcrystal.com

April 30, 2009

Mr. Jay R. Kemmerer
President and Chief Executive Officer
The Penn Street Fund, Inc.
2240 Ridgewood Road, Suite 101
Wyomissing, Pennsylvania 19610

Re: **The Penn Street Fund, Inc.**
**Registered Management Investment Company Bond**
**Policy Period: April 1, 2009 – April 1, 2010**

Dear Mr. Kemmerer,

Enclosed please find The Penn Street Fund, Inc.'s Registered Management Investment Company Bond for the policy period April 1, 2009 – April 1, 2010.

We have reviewed the bond and find it to be in accordance with the terms set forth at binding. We would suggest that you and any appropriate personnel in your organization carefully review the bond in greater detail, specifically with reference to its terms, conditions and exclusions. Please take particular note of the reporting requirements of the claims notification provision, as it is incumbent upon The Penn Street Fund, Inc. to report all claims and circumstances that could give rise to a claim in a timely manner in accordance with the stated provisions. We are here to assist with the reporting of any claims or circumstances should the situation arise.

Should you have any questions or wish to discuss the bond in greater detail, please do not hesitate to contact me at any time.

Thank you for allowing Frank Crystal & Co., Inc. to be of continued service to The Penn Street Fund, Inc.

Sincerely,

Anthony A. Picciano
Senior Account Executive

Enclosure

GREAT AMERICAN. INSURANCE GROUP Cincinnati Ohio 45202 Tel 1-513-369-5000

INSURED COPY
234-63-43 - 00

# INVESTMENT COMPANY BOND

## GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 234-63-43 - 00

Item 1. Name of Insured (herein called Insured): **The Penn Street Fund, Inc.**
Principal Address: 2240 Ridgewood Road, Suite 101
Wyomissing, PA 19610

Item 2. Bond Period from 12:01 a.m. **04/01/2009** to 12:01 a.m. **04/01/2010** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

| | Limit of Liability | Deductible |
|---|---|---|
| Insuring Agreement (A)-FIDELITY | **$150,000** | **$5,000** |
| Insuring Agreement (B)-ON PREMISES | **$150,000** | **$5,000** |
| Insuring Agreement (C)-IN TRANSIT | **$150,000** | **$5,000** |
| Insuring Agreement (D)-FORGERY OR ALTERATION | **$150,000** | **$5,000** |
| Insuring Agreement (E)-SECURITIES | **$150,000** | **$5,000** |
| Insuring Agreement (F)-COUNTERFEIT CURRENCY | **$150,000** | **$5,000** |
| Insuring Agreement (G)-STOP PAYMENT | **$100,000** | **$5,000** |
| Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT | **$100,000** | **$5,000** |
| Insuring Agreement (I)-AUDIT EXPENSE | **$100,000** | **$5,000** |
| Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS | **$150,000** | **$5,000** |
| Insuring Agreement (K)-UNAUTHORIZED SIGNATURES | **$100,000** | **$5,000** |

Optional Insuring Agreements and Coverages

| | | |
|---|---|---|
| Insuring Agreement (L)-COMPUTER SYSTEMS | **$150,000** | **$5,000** |
| Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS | **$150,000** | **$5,000** |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **N/A**

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No.

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) **N/A** such termination or cancellation to be effective as of the time this bond becomes effective.

By: [signature]
(Authorized Representative)